

Mail Stop 3720

March 20, 2009

Via U.S. Mail and Fax
Mr. Stephen P. Gibson
Chief Financial Officer
Allbritton Communications Co.
1000 Wilson Boulevard, Suite 2700
Arlington, VA 22209

> **RE: Allbritton Communications Company**
> **Form 10-K for the fiscal year ended September 30, 2008**
> **Filed December 22, 2008 and**
> **Forms 10-Q for the quarter ended December 31, 2008**
> **Filed February 17, 2009**
> **File No. 333-02302**

Dear Mr. Gibson:

We have reviewed the above referenced filings and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. As such, all persons who are responsible for the adequacy and accuracy of the disclosure are urged to be certain that they have included all information required pursuant to the Securities Exchange Act of 1934. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ending September 30, 2008

Liquidity and Capital Resources, page 39

1. Please disclose here or elsewhere in the filing the specific terms of any material debt covenants in your debt agreements. The requirements limiting cash dividends and issuance of capital stock appear to be in addition to other financial covenants. For any material debt covenants, please disclose the required financial ratios as well as the actual ratios as of each reporting date. This will allow readers to understand how much cushion there is between the required ratios and the actual ratios. Please show the specific computations used to arrive at the actual ratios with corresponding reconciliations to US GAAP amounts, if necessary. See Sections I.D 9 and IV.C of the SEC Interpretive Release No. 33-8350 and Question 10 of our FAQ Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003.

Note 4—Intangible Assets, page F-12

2. We note that broadcast licenses accounted for 27% of total assets as of 9/30/08. We also note that revenues, operating income and operating cash flow have declined in recent quarters due to the negative impact of the current economic environment. We note that you perform periodic impairment tests on the company's indefinite lived intangible assets. Please tell us and disclose whether you perform the impairment test annually as required, when the impairment test was completed for the fiscal year ended September 30, 2008, and what the result of the test was.

3. Disclose and tell us whether you tested your broadcast licenses for impairment in the interim period subsequent to year-end. If you did not, tell us why, addressing the factors in paragraph 8 of SFAS 144. Also, disclose under Critical Accounting Policies and Estimates the factors you considered when determining that an interim impairment test, pursuant to paragraph 17 of SFAS 142, was or was not required.

Other

4. We note that you own and operate television stations in disparate geographic markets within the United States. Using the guidance in paragraph 10 of SFAS 131, tell us how you determine your operating segments and how the company's Chief Operating Decision Maker reviews this information. Specifically discuss the measure of profit and loss reviewed by the chief operating decision maker. As it appears you have aggregated several operating segments into one reportable segment, tell us how determined that you met the criteria for aggregation in paragraph 17 of SFAS 131, including the requirement that the segments have similar economic characteristics.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Please file your response letter on EDGAR.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Joe Cascarano, Staff Accountant, at (202) 551-3376 or Robert Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3815 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director